Siyata Mobile Inc.

1001 Lenoir St Suite A-414

Montreal, QC H4C 2Z6

September 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Department of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael C. Foland Joseph Kempf

Re:	Siyata Mobile Inc. Registration Statement on Form F-1 File No. 333-248254

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Siyata Mobile Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Thursday, September 24, 2020, or as soon thereafter as possible.

Please notify Scott Linsky of Lucosky Brookman LLP, counsel to the Company, at (732) 395-4408 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Respectfully submitted,

Siyata Mobile Inc.

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer